Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Registration Statement on Form S-1 of Silvaco Group, Inc. of our report dated March 15, 2024 (except for the effects of the stock split described in Note 2, as to which the date is April 30, 2024), relating to the consolidated financial statements of Silvaco Group, Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic No. 326). We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP
Campbell, California
May 3, 2024